EXHIBIT 22

The following wholly owned subsidiaries of PSEG Power LLC have fully and unconditionally guaranteed all Senior Notes issued by PSEG Power LLC on a joint and several basis.

Name	State of Incorporation

PSEG Fossil LLC	Delaware
PSEG Nuclear LLC	Delaware
PSEG Energy Resources & Trade LLC	Delaware